[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 18, 2022

Jeff Long Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549

RE:	XAI Octagon Floating Rate & Alternative Income Term Trust
(File Nos. 333-261521 and 811-23247)

Dear Mr. Long

Thank you for your telephonic comments regarding the registration statement on Form N-2 (the “Registration Statement”) filed by XAI Octagon Floating Rate & Alternative Income Term Trust (the “Trust”) on December 7, 2021. We have considered your comments to the Registration Statement and, on behalf of the Trust, responses to those comments are set forth below.

Comment 1:	Please file as an exhibit to the Registration Statement a consent of the Trust’s prior independent registered public accounting firm.

Response 1:	The Trust will file a consent of the Trust’s prior independent registered public accounting firm as an exhibit to pre-effective amendment no. 1 to the Registration Statement.

Comment 2:	Please explain how the Trust treats investments in CLOs and other asset backed securities for purposes of the Trust’s investment restriction #4 regarding industry concentration.

Response 2:	The Trust discloses, in narrative disclosure that follows the list of investment restrictions, that:

“With respect to investment restriction (4) above, the Sub-Adviser will, on behalf of the Trust, make reasonable determinations as to the appropriate industry classification to assign to each instrument in which the Trust invests, generally using industry classifications such as those provided by MSCI and Standard & Poor’s (The Global Industry Classification Standard (GICS)), Bloomberg, Barclays or similar sources commonly used in the financial industry. The definition of what constitutes a particular “industry” is an evolving one, particularly for industries or sectors within industries that are new or are undergoing rapid development. Some securities could reasonably fall within more than one industry category. The Trust’s industry concentration policy does not preclude it from focusing investments in issuers in broad economic sectors. In connection with investments in other investment companies, the Trust will consider the concentration of the underlying investments by such investment companies when determining the Trust’s compliance with investment restriction (4) above.”

In accordance with this language, the Trust considers the concentration of the underlying collateral portfolio in making determinations regarding the industry classification of CLOs and other asset backed securities for purposes of the Fund’s investment restriction regarding industry concentration. CLOs in which the Fund invests are typically diversified with respect to borrowers and industries. (See “Investment Objective and Policies—The Trust’s Investments” in the Trust’s annual report: “The Trust invests in CLO securities issued by CLOs that principally hold senior secured loans (“Senior Loans”), diversified by industry and borrower.”) However, to the extent that the Trust invests in a CLO or other asset backed security that is structured to concentrate in a particular industry, the Trust would look through to the underlying collateral pool and treat such investment as an investment in that industry for purposes of the Trust’s investment restriction #4.

Comment 3:	In note 9 to the financial statements in the Trust’s annual report to shareholders for the fiscal year ended September 30, 2021, please adviser whether the statement “As of and during the year ended September 30, 2020, the Trust did not have a liability for any unrecognized tax benefits” should have referred to September 30, 2021?

Response 3:	The Trust confirms that the reference to September 30, 2020 in note 9 was a typographical error. To the extent similar statements appear in future reports to shareholders, the Trust will revise the statement to refer to the correct period.

* * * * * *

Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy

cc:	Raymond Be, Securities and Exchange Commission
Benjamin D. McCulloch, Secretary of the Trust